PROXY RESULTS (Unaudited)
Cohen & Steers
Dividend Majors Fund shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares
					Shares Voted	Authority
					     For	Withheld
To Elect Directors
George Grossman	 			10,190,655 	 677,216
Robert H. Steers	 		10,231,937 	 635,934
C. Edward Ward, Jr.	 		10,228,261 	 639,610